# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kodiak AI, Inc., CIK 0001853138
CUSIP: 500081104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1049 TERRA BELLA AVENUE, MOUNTAIN VIEW, California (CA), 94043
Date of event which requires filing of this statement: 09/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002088053

## Reporting persons
- Paz Eshel Living Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 17,075,095; sole dispositive power 0; shared dispositive power 17,075,095; aggregate amount beneficially owned 17,075,095 (9.4% of the class)
- Eshel Paz Michael: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 17,075,095; sole dispositive power 0; shared dispositive power 17,075,095; aggregate amount beneficially owned 17,075,095 (9.4% of the class)

## Item 1. Issuer
Name of issuer: Kodiak AI, Inc.
Address of issuer's principal executive offices: 1049 TERRA BELLA AVENUE, MOUNTAIN VIEW, CALIFORNIA, 94043.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by Paz Michael Eshel (Mr. Eshel) and the Paz Eshel Living Trust (the Trust)
Address of principal business office or, if none, residence: The business address of the both of the Reporting Persons is 2261 Market Street, Suite 85377, San Francisco, CA 94114.
Citizenship: Mr. Eshel is a citizen of the United States. The Trust is organized under the laws of California.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See cover pages Rows 5 - 11.

The Trust is the record and beneficial owner of 17,075,095 shares of Common Stock, par value $0.0001 per share, of the Issuer, representing 9.4% of the outstanding Common Stock of the Issuer.

Mr. Eshel is the sole trustee of the Trust, and Mr. Eshel has the right to revoke the Trust at any time, therefore Mr. Eshel may be deemed the beneficial owner of 17,075,095 shares of Common Stock, representing 9.4% of the outstanding Common Stock of the Issuer.

Accordingly, Rows 6 and 8 on the cover pages reflect that Mr. Eshel and the Trust have shared power to vote and dispose, or to direct the disposition of 17,075,095 shares of Common Stock, held by the Trust.
Percent of class: The Reporting Persons beneficially own approximately 9.4% of the outstanding Common Stock of the Issuer, calculated based on 181,207,392 shares of Common Stock outstanding as of September 24, 2025, as reported in the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer, dated September 30, 2025.
Sole power to vote or to direct the vote: 0 shares of Common Stock
Shared power to vote or to direct the vote:
17,075,095 shares of Common Stock.

As stated above, Mr. Eshel and the Trust have shared power to vote and dispose, or to direct the disposition of 17,075,095 shares of Common Stock, held by the Trust. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.
Sole power to dispose or to direct the disposition: 0 shares of Common Stock
Shared power to dispose or to direct the disposition:
17,075,095 shares of Common Stock.

As stated above, Mr. Eshel and the Trust have shared power to vote and dispose, or to direct the disposition of 17,075,095 shares of Common Stock, held by the Trust. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Paz Eshel Living Trust: /s/ Paz Michael Eshel, Trustee (10/01/2025)
- Eshel Paz Michael: /s/ Paz Michael Eshel, self (10/01/2025)